UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2024

(Amounts expressed in millions of Chilean Pesos – Ch$ million)

EXECUTIVE SUMMARY

•	Net income attributable to the shareholders of Enel Chile S.A. reached a Ch$ 250,824 million profit as of June 2024, Ch$ 113,743 million more than net income for the first semester of 2023, mainly explained by a more efficient generation mix and greater energy sales, partly offset by lower gas sales during the current year. Quarterly, the Company’s net income for Q2 2024 reached a Ch$ 102,258 million profit, Ch$ 128,983 million more than the Ch$ 26,726 million negative net income booked in Q2 2023.

•	Operating revenues increased 8.0% to Ch$ 2,312,352 million as of June 2024 mainly due to greater energy sales in both the Generation and the Distribution and Networks business segments, partially offset by lower gas sales in the Generation business this semester. Similarly, during Q2 2024, operating revenues increased 33.3% to Ch$ 1,259,556 million, also mainly due to greater energy sales, primarily in the Generation business segment.

•	Procurement and services costs reached Ch$ 1,583,562 million as of June 2024, 4.6% less than the figure for the first half of 2023, mainly explained by lower fuel consumption costs and gas commercialization costs, both in the Generation business segment. During Q2 2024, procurement and services costs increased 8,3% to Ch$ 889,743 million, mainly explained by greater energy purchase costs in the Distribution and Networks business, and also higher transportation expenses and other services and variable procurement costs in the Generation business.

•	As a result of the factors previously mentioned, Enel Chile´s EBITDA increased 74.3% when compared to the first semester of 2023 reaching Ch$ 561,743 million as of June 2024. During Q2 2024, EBITDA reached Ch$ 283,716 million, a significant improvement when compared to the Ch$ 44,134 million for Q2 2023.

•	Financial result went from a Ch$ 47,852 million expense during the first semester of 2023 to a Ch$ 48,579 million expense as of June 2024, mainly explained by higher financial expenses. During Q2 2024, financial result reached a Ch$ 51,672 million expense, which amounts to a Ch$ 20,720 million higher expense when compared to Q2 2023, mainly explained by higher losses from exchange rate differences.

•	During the first semester of 2024, Enel Chile, through its subsidiary Enel Green Power Chile (EGP Chile), added 250 MW of net additional capacity by connecting Don Humberto photovoltaic power plant (81 MW) and its energy storage system BESS (67 MW) in the central part of the country, in addition to the battery energy storage systems of El Manzano (67 MW) and La Cabaña 2 (34 MW) power plants.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

BUSINESS SEGMENT SUMMARY

Generation

•	Net electricity generation amounted to 12,119 GWh as of June 2024, 14.8% more (+1,566 GWh) than the figure for the first half of 2023, mainly due to greater hydroelectric (+2,150 GWh), wind (+196 GWh) and solar (+190 GWh) power dispatch. During Q2 2024, net electricity generation increased 10.6% (+583 GWh) to 6,068 GWh primarily due to greater hydroelectric and wind power generation.

•	Physical energy sales increased 13.9% (+2,195 GWh) to 17,985 GWh as of June 2024 when compared to the first semester of 2023, primarily explained by an increase in regulated customer sales and spot market sales. During Q2 2024, physical energy sales increased 15.1% (+1,189 GWh) to 9,079 GWh, mainly due to greater regulated customer sales and also spot market sales.

•	Operating revenues as of June 2024 decreased 1.9% to Ch$ 1,674,301 million when compared to June 2023, primarily due to lower gas sales this semester, partially offset by greater energy sales, particularly during Q2 2024. Operating revenues this last quarter increased 22.4% when compared to Q2 2023 to Ch$ 890,557 million, primarily due greater energy sales explained by both greater physical sales and a higher average sales price when expressed in Chilean pesos.

•	Procurement and services costs reached a total Ch$ 1,036,863 million as of June 2024, 21.0% less than the same period of 2023 mainly due to lower fuel consumption costs, energy purchases, and gas commercialization costs. Likewise, during Q2 2024, procurement and services costs decreased 12.2% to Ch$ 573,761 million, primarily responding to a more efficient generation mix resulting from better hydrology and the commissioning of new power plant projects.

•	As a result of the abovementioned, EBITDA as of June 30, 2024, of the Company’s Generation business reached Ch$ 537,644 million, 78.9% more than the figure for the first semester of 2023. Similarly, EBITDA increased from Ch$ 28,061 million in Q2 2023 to Ch$ 263,365 million in Q2 2024.

	Cumulative			Quarterly
Physical Data	Jun-24	Jun-23	% Change	Q2 2024	Q2 2023	% Change

Total Sales (GWh)	17,985	15,790	13.9%	9,079	7,890	15.1%
Total Generation (GWh)	12,119	10,553	14.8%	6,068	5,485	10.6%

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

Distribution & Networks

•	Physical sales reached 7,407 GWh as of June 2024, representing a 3.2% increase (+227 GWh) when compared to the first half of 2023, mainly in the industrial and commercial customer segments. Physical sales during Q2 2024 followed the same trend, increasing 5.2% (+186 GWh) when compared to Q2 2023 to 3,764 GWh.

•	The number of customers grew 1.9% during the first semester of 2024 to a total 2,145,621 clients, mainly residential and commercial customers. Annual energy losses went from 5.3% in June 2023 to 5.5% in June 2024.

•	Operating revenues increased 29.8% when compared to June 2023 reaching Ch$ 830,309 million, mainly due to higher energy sales explained by both greater physical sales and a higher average sales price when expressed in Chilean pesos primarily due to contract indexation clauses and the latest tariff decree. Similarly, during Q2 2024, operating revenues reached Ch$ 453,930 million, 46.2% greater than the figure for Q2 2023 mainly due to higher energy sales.

•	Procurement and services costs amounted to Ch$ 722,890 million during the first half of 2024, 32.9% higher than the same period of last year, mainly due to higher energy purchase costs. During Q2 2024, procurement and services costs amounted to Ch$ 391,869 million, representing a 52.1% increase when compared to Q2 2023.

•	Consequently, EBITDA of the Distribution and Networks business reached Ch$ 53,340 million as of June 2024, 12.7% greater than the figure for the respective period of 2023. EBITDA for Q2 2024 followed a similar trend reaching Ch$ 33,856 million, representing a 22.3% increase when compared to Q2 2023.

	Cumulative			Quarterly
Physical Data	Jun-24	Jun-23	% Change	Q2 2024	Q2 2023	% Change

Total Sales (GWh)	7,407	7,180	3.2%	3,764	3,578	5.2%
Number of Customers	2,145,621	2,106,633	1.9%	2,145,621	2,106,633	1.9%

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

FINANCIAL SUMMARY- ENEL CHILE

The Company’s gross financial debt as of June 2024 was US$ 4,750 million, US$ 342 million more than the balance as of December 2023. This variation was mainly explained by the following:

-	A total US$640 disbursed between April and June 2023 from various committed credit lines granted by Enel Finance International.
-	Amortization of Enel Generación Chile’s Yankee bond for US$ 400 million in April 2024.
-	Full disbursement by Enel Chile of committed credit line granted by SMBC for US$ 50 million in April 2024.
-	Amortization of the first installment of Enel Chile’s debt with Enel Finance International in June 2024 for approximately US$ 81 million (total loan US$ 644 million approximately).
-	New loan granted by Citibank to Enel Chile and an IRS linked to BCI bank for US$ 286 million in May 2024.
-	Full payment of Enel Chile’s committed credit line with BBVA and Mizuho in June 2024 for US$ 100 million.
-	Enel Chile amortization of a bank loan and related IRS with Santander Bank for US$ 50 million in June 2024.
-	Amortization of Enel Generación Chile’s H and M bonds for US$ 21 million.
-	A US$ 18 million increase in leasing liabilities (IFRS 16).

Liquidity available to Enel Chile is composed of the following:

-	Cash and cash equivalents : US$ 305 million
-	Undisbursed committed credit lines : US$ 750 million

The average cost of Enel Chile’s debt went from 4.9% in December 2023 to 5.0% in June 2024.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swaps and forward contracts that amount to US$ 231 million and US$ 736 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Group has interest rate swaps for US$ 286 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the social agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through June 31, 2020, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as accounts receivables in favor of generation companies, limited to a maximum US$ 1,350 million. This limit was reached in January 2022. The balance of these accounts receivable is to be recovered, at the latest, by June 31, 2027.

On September 14, 2020, the National Energy Commission (“CNE” in its Spanish acronym) published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

>	On August 2, 2022, Law No. 21,472 was published creating a new Tariff Stabilization Fund and a New Transitional Regulated Customer Tariff Stabilization Mechanism. The Law also established a Customer Protection Mechanism (“MPC” in its Spanish acronym) to pay the difference between the respective regulated supply contract price and the stabilized tariff. The goal was to avoid increasing customers’ electricity bills during 2022 and allow for gradual increases over the next decade. A US$ 1.8 billion transitional fund was created to accumulate the regulated customer price differences and pay electricity generation companies with a Payment Document in US dollar, transferable, subject to price indexation, issued monthly by the Chilean Treasury Department and secured by a state guarantee to expire in June 2032.

This fund will be financed with an extra charge billed to final customers based on their level of consumption. Customers whose monthly consumption is less than 350 kWh, and also small companies that consume less than 1,000 kWh are exempt of this additional charge.

The fund is managed by Chile’s treasury department, Tesorería General de la República. It will receive a US$ 20 million fiscal contribution every year until its expiration date set on June 31, 2032, in addition to the US$ 15 million contribution made in 2022. The amount accumulated in excess of the US$ 1,350 million fund established in Law No. 21,185 is subject to this new mechanism created by Law No. 21,472.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

On March 14, 2023, the National Energy Commission published Exempt Resolution 86 that establishes technical provisions regarding the implementation of Law No. 21,472. On August 9, 2023, the CNE issued Exempt Resolution 334 that amends and restates the text of Exempt Resolution No. 86 indicating, among other issues, certain provisions, procedures, terms and conditions to adequately implement such Law.

During February 2024, the limit of US$ 1,800 million of accounts receivable from regulated customers established by Law No. 21,472 was reached.

>	On April 30, 2024, Law No. 21,667 was enacted in Chile and, among other things, establishes the following:

-	Tariffs for regulated customers are allowed to gradually increase reflecting the real costs of energy and capacity and consequently putting an end to the accumulation of debt by power generators.

-	Power generators are to recover the balance of debt they accumulated under price stabilization mechanisms PEC and MPC established by Law No. 21,185 and Law No. 21,472, respectively.

-	An additional US$ 5,500 million is added to the MPC fund, of which US$ 3,700 million will have a 30% state guarantee. It is to be repaid, at the latest, by December 31, 2035.

-	Most vulnerable customers are to benefit from an electricity subsidy to cover tariff increases.

Customers that consume over 350 kWh per month are to pay the actual price of energy and capacity as of the publication date of the node price decree for the first semester of 2024 and an additional charge (MPC charge) to repay the debt accumulated by PEC and MPC mechanisms. Customers that consume 350 kWh per month or less are to pay the actual price of energy and capacity as of the publication date of the node price decree for the second semester of 2024 and the additional MPC charge as of the node price decree of the first semester of 2025.

The sale of Arcadia Generación Solar S.A.:

>	The spin-off of Enel Green Power Chile S.A., and the resulting creation of Arcadia Generación Solar S.A., with the same shareholders and the same number of shares as Enel Green Power S.A., became effective on January 1, 2023. The new company received all the assets and liabilities of Carrera Pinto, Pampa Solar Norte, Diego de Almagro and Domeyko solar power plants. On October 24, 2023, the sale of Enel Chile entire 99.99% share of Arcadia Generación Solar S.A. to Sonnedix Chile Arcadia SpA and Sonnedix Chile Arcadia Generación SpA for approximately US$ 556 million became effective.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation segment

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile, and Enel Green Power Chile (hereafter EGP Chile), which combined, have a total 8,728 MW1 net installed capacity as of June 30, 2024. Enel Chile’s assets in the Generation business are diversified, and focus on renewable energy, which represents 77%2 of the Company’s total net installed capacity. A total of 3,511 MW is hydroelectric power, 1,978 MW is thermal power that operates using gas, or fuel oil, 2,050 MW is solar power, 903 MW is wind generation power, 83 MW is geothermal installed capacity and 203 MW battery storage systems (BESS).

The following chart summarizes the physical information of our Generation business segment for the period ended June 30, 2024, and 2023:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Jun-24	Jun-23	% Change	Q2 2024	Q2 2023	% Change	Jun-24	Jun-23

Sistema Eléctrico Nacional (SEN)	17,985	15,790	13.9%	9,079	7,890	15.1%	44.5%	40.8%

Distribution & Networks segment

Our Distribution and Networks business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiary Eléctrica de Colina S.A. for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area, making it one of the largest electric utility companies for regulated customers in Chile.

The following chart summarizes the physical information of our Distribution and Networks business segment for the period ended June 30, 2024, and 2023:

1 Includes an additional 250 MW net capacity during the first semester of 2024. Additional capacity: when the first wind turbine/photovoltaic field circuits are connected to the network and begin to produce electricity and all wind turbine/photovoltaic field circuits are electromechanically operational. Capacity to be declared as “Additional” refers to the nominal capacity that is electromechanically operational.

2 Refers to Renewables + BESS (Battery Energy Storage System).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

	Energy Sales						Energy Losses
	(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Jun-24	Jun-23	% Change	Q2 2024	Q2 2023	% Change	Jun-24	Jun-23

Distribution & Networks Business	7,407	7,180	3.2%	3,764	3,578	5.2%	5.5%	5.3%

Other Information	Jun-24	Jun-23	% Change

Number of Customers	2,145,621	2,106,633	1.9%
Customers/Employees	3,818	3,541	7.8%

The following chart presents electricity sales revenue per business segment and customer type on a cumulative and quarterly basis as of June 30, 2024, and 2023:

	Cumulative Figures
ENERGY SALES (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23

Generation:	1,532,519	1,347,613	(203,645)	(212,715)	1,328,874	1,134,898
Regulated customers	724,851	633,455	(175,488)	(192,425)	549,363	441,030
Non regulated customers	755,973	668,401	(28,157)	(20,290)	727,816	648,111
Spot market	51,695	45,757	-	-	51,695	45,757
Distribution & Networks:	805,773	608,894	(9,838)	(7,611)	795,935	601,283
Residential	419,581	303,103	-	-	419,581	303,103
Commercial	234,195	187,153	-	-	234,195	187,153
Industrial	61,765	53,110	-	-	61,765	53,110
Other	90,232	65,528	(9,838)	(7,611)	80,394	57,917
Less: Consolidation adjustments	(213,483)	(220,326)		-	-	-

Total Energy Sales	2,124,809	1,736,181	(213,483)	(220,326)	2,124,809	1,736,181

Million Chilean pesos variation in Ch$ and %	388,628	22.38%	-	-	388,628	22.38%

	Quarterly Figures
ENERGY SALES (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Q2 2024	Q2 2023	Q2 2024	Q2 2023	Q2 2024	Q2 2023

Generation:	797,706	541,435	(89,689)	(100,180)	708,017	441,255
Regulated customers	374,470	217,147	(76,092)	(88,270)	298,378	128,877
Non regulated customers	393,404	310,551	(13,607)	(11,910)	379,797	298,641
Spot market	29,832	13,737	10	-	29,842	13,737
Distribution & Networks:	439,623	296,990	(4,934)	(7,611)	434,689	289,379
Residential	236,245	142,318	-	-	236,245	142,318
Commercial	122,779	90,599	-	-	122,779	90,599
Industrial	33,610	28,457	-	-	33,610	28,457
Other	46,989	35,616	(4,934)	(7,611)	42,055	28,005
Less: Consolidation adjustments	(94,623)	(107,791)	-	-	-	-

Total Energy sales	1,142,706	730,634	(94,623)	(107,791)	1,142,706	730,634

Million Chilean pesos variation in Ch$ and %	412,072	56.40%	-	-	412,072	56.40%

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

Net income attributable to the shareholders of Enel Chile as of June 30, 2024, reached a Ch$ 250,824 million profit, which represents a Ch$ 137,082 million increase when compared to the figure for the first half of 2023. During Q2 2024, net income attributable to the shareholders of Enel Chile reached a Ch$ 102,258 million profit, which is Ch$ 128,983 million more than the Ch$ 26,726 million loss booked for Q2 2023.

The following chart compares the cumulative and quarterly figures of each item of the income statement as of June 30, 2024, and 2023:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Jun-24	Jun-23	Change	% Change	Q2 2024	Q2 2023	Change	% Change

REVENUES	2,312,352	2,141,287	171,065	8.0%	#########	945,026	314,530	33.3%
Sales	2,276,365	2,060,677	215,688	10.5%	#########	911,895	332,061	36.4%
Other operating revenues	35,986	80,610	(44,623)	(55.4%)	15,599	33,131	(17,532)	(52.9%)
PROCUREMENT AND SERVICES	(1,583,562)	(1,659,388)	75,825	(4.6%)	(889,743)	(821,740)	(68,002)	8.3%
Energy purchases	(1,054,397)	(924,095)	(130,302)	14.1%	(577,752)	(454,806)	(122,946)	27.0%
Fuel consumption	(213,792)	(348,238)	134,447	(38.6%)	(115,417)	(212,231)	96,814	(45.6%)
Transportation expenses	(176,448)	(168,179)	(8,270)	4.9%	(102,380)	(84,509)	(17,871)	21.2%
Other variable procurement and service cost	(138,925)	(218,875)	79,950	(36.5%)	(94,193)	(70,194)	(23,999)	34.2%
CONTRIBUTION MARGIN	728,789	481,899	246,890	51.2%	369,813	123,286	246,528	200.0%
Other work performed by entity and capitalized	18,040	17,675	364	2.1%	7,951	11,003	(3,052)	(27.7%)
Employee benefits expense	(82,205)	(81,339)	(867)	1.1%	(38,694)	(41,404)	2,709	(6.5%)
Other fixed operating expenses	(102,881)	(95,857)	(7,024)	7.3%	(55,354)	(48,751)	(6,603)	13.5%
GROSS OPERATING INCOME (EBITDA)	561,743	322,379	239,364	74.3%	283,716	44,134	239,582	542.9%
Depreciation and amortization	(145,297)	(115,674)	(29,623)	25.6%	(74,101)	(59,919)	(14,183)	23.7%
Impairment loss (Reversal) for applying IFRS 9	(10,791)	(8,040)	(2,751)	34.2%	(7,074)	(1,181)	(5,893)	499.1%
OPERATING INCOME (EBIT)	405,655	198,665	206,990	104.2%	202,540	(16,966)	219,506	(1293.8%)
FINANCIAL RESULT	(48,579)	(47,852)	(727)	1.5%	(51,672)	(30,951)	(20,720)	67.0%
Financial income	52,811	37,479	15,333	40.9%	19,617	18,141	1,476	8.1%
Financial expenses	(119,716)	(86,687)	(33,029)	38.1%	(54,633)	(53,960)	(673)	1.3%
Gain (Loss) for indexed assets and liabilities	19,901	7,910	11,991	151.6%	4,173	5,860	(1,687)	(28.8%)
Foreign currency exchange differences, net	(1,575)	(6,554)	4,979	(76.0%)	(20,829)	(992)	(19,837)	n/a
OTHER NON-OPERATING RESULTS	2,175	7,523	(5,347)	(71.1%)	1,614	5,131	(3,517)	(68.6%)
Net Income from other investments	(331)	1,890	(2,221)	(117.5%)	(331)	-	(331)	n/a
Net Income from sale of assets	-	586	(586)	(100.0%)	-	(447)	447	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	2,507	5,046	(2,540)	(50.3%)	1,945	5,578	(3,633)	(65.1%)
NET INCOME BEFORE TAXES	359,251	158,336	200,915	126.9%	152,482	(42,786)	195,268	n/a
Income Tax	(84,623)	(31,384)	(53,239)	169.6%	(38,892)	15,950	(54,841)	n/a

NET INCOME	274,628	126,952	147,676	116.3%	113,590	(26,837)	140,427	n/a
Shareholders of the parent company	250,824	113,743	137,082	120.5%	102,258	(26,726)	128,983	n/a
Non-controlling interest	23,804	13,210	10,594	80.2%	11,332	(111)	11,443	n/a

Earning per share (Ch$ /share) (1)	3.63	1.64	1.98	120.5%	1.48	(0.39)	1.86	n/a

(1) As of June 30, 2024 and June 30, 2023 the average number of paid and subscribed shares was 69,166,557,220.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

EBITDA

Consolidated EBITDA of Enel Chile amounted to Ch$ 561,743 million as of June 30, 2024, which represents a Ch$ 239,364 million increase, equivalent to 74.3%, when compared to the same period of 2023. This variation is primarily explained by greater energy sales in both the Generation and the Distribution and Networks business segments, in addition to lower operating costs resulting from lower fuel consumption costs and gas commercialization costs both in the Generation business segment.

During Q2 2024, consolidated EBITDA amounted to Ch$ 283,716 million, which represents a Ch$ 239,582 million increase when compared to Q2 2023, primarily explained by greater energy sales in the Generation and the Distribution and Networks business segments.

Operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment on a cumulative and quarterly basis as of June 30, 2024, and 2023, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Jun-24	Jun-23	Change	% Change	Q2 2024	Q2 2023	Change	% Change

Generation business revenues	1,674,301	1,706,260	(31,960)	(1.9%)	890,557	727,547	163,009	22.4%
Distribution & Networks business revenues	830,309	639,700	190,609	29.8%	453,930	310,533	143,397	46.2%
Less: consolidation adjustments and other activities	(192,258)	(204,673)	12,416	(6.1%)	(84,931)	(93,054)	8,123	(8.7%)
Total Consolidated Revenues	2,312,352	2,141,287	171,065	8.0%	1,259,556	945,026	314,530	33.3%

Generation business costs	(1,036,863)	(1,312,497)	275,633	(21.0%)	(573,761)	(653,394)	79,633	(12.2%)
Distribution & Networks business costs	(722,890)	(544,123)	(178,767)	32.9%	(391,869)	(257,691)	(134,178)	52.1%
Less: consolidation adjustments and other activities	176,191	197,232	(21,041)	(10.7%)	75,887	89,345	(13,458)	(15.1%)
Total Consolidated Procurement and Services Costs	(1,583,562)	(1,659,388)	75,825	(4.6%)	(889,743)	(821,740)	(68,002)	8.3%

Personnel Expenses	(25,765)	(26,730)	966	(3.6%)	(14,174)	(12,372)	(1,803)	14.6%
Other expenses by nature	(74,029)	(66,539)	(7,490)	11.3%	(39,256)	(33,720)	(5,536)	16.4%
Total Generation business	(99,793)	(93,269)	(6,524)	7.0%	(53,431)	(46,092)	(7,339)	15.9%
Personnel Expenses	(15,413)	(13,915)	(1,498)	10.8%	(6,136)	(6,819)	683	(10.0%)
Other expenses by nature	(38,665)	(34,329)	(4,336)	12.6%	(22,069)	(18,334)	(3,735)	20.4%
Total Distribution & Networks business	(54,078)	(48,244)	(5,834)	12.1%	(28,205)	(25,153)	(3,053)	12.1%
Less: consolidation adjustments and other activities	(13,175)	(18,007)	4,832	(26.8%)	(4,462)	(7,908)	3,446	(43.6%)

EBITDA, by business segment
Generation business EBITDA	537,644	300,494	237,149	78.9%	263,365	28,061	235,304	n/a
Distribution & Networks business EBITDA	53,340	47,333	6,007	12.7%	33,856	27,689	6,167	22.3%
Less: consolidation adjustments and other activities	(29,241)	(25,448)	(3,793)	14.9%	(13,506)	(11,617)	(1,888)	16.3%

TOTAL ENEL CHILE CONSOLIDATED EBITDA	561,743	322,379	239,364	74.3%	283,716	44,134	239,582	n/a

Generation business EBITDA

EBITDA of our Generation business segment reached Ch$ 537,644 million as of June 30, 2024, which is Ch$ 237,149 million, equivalent to a 78.9%, greater than the figure for the same period of 2023. Regarding quarterly results, Q2 2024 EBITDA for this business segment increased Ch$ 235,304 million when compared to Q2 2023.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

The main variables that explain this result are described below:

▪  Operating revenues amounted to Ch$ 1,674,301 million as of June 30, 2024, which is Ch$ 31,960 million, equivalent to 1.9%, less than the figure as of June 2023, mainly due to the following:

>	Lower other sales for Ch$ 171,185 million, mainly explained by: (i) lower profit from commodity hedges for Ch$ 124,270 million mainly related to less transactions due to the lower volume of gas sales; and (ii) lower gas sales for Ch$ 47,086 million.

>	Lower other operating revenues for Ch$ 45,172 million, mainly explained by: (i) less additional revenue related to improvements in the commercial terms of energy and fuel supplier contracts for Ch$ 38,327 million carried out during the first half of 2023; (ii) lower revenue from commodity hedges for Ch$ 10,766 million; and (iii) lower revenue due to the reversal of excessive green tax provisions for Ch$ 3,779 million booked in 2023. These effects were partially offset by greater revenue from regasification services for Ch$ 4,310 million.

The aforementioned was partially offset by:

>	Greater energy sales amounting to Ch$ 184,907 million, mainly explained by: (i) a +2,195 GWh increase in physical sales amounting to Ch$ 183,635 million, explained by greater regulated customer sales (+1,203 GWh), higher spot market sales (+706 GWh) and greater sales to unregulated customers (+286 GWh); and (ii) greater revenues from a higher average sales price when expressed in Chilean pesos for Ch$ 35,940 million. These effects were partially offset by lower revenue from exchange rate hedges for Ch$ 30,571 million.

Operating revenues for Q2 2024 reached Ch$ 890,557 million, which represents a Ch$ 163,009 million increase when compared to Q2 2023. This variation is mainly due to the following:

>	Greater energy sales amounting to Ch$ 155,236 million, explained by: (i) a +1,189 GWh increase in physical sales amounting to Ch$ 112,966 million (+634 GWh regulated customer sales, +324 GWh spot market sales, and +231 GWh unregulated customer sales); and (ii) greater revenues related to the positive average energy sale price effect when expressed in Chilean pesos for Ch$ 45,071 million. These effects were partially offset by lower revenue from exchange rate hedges for Ch$ 4,560 million.

>	Greater other sales for Ch$ 25,860 million, mainly explained by higher gas sales for Ch$ 25,786 million.

The aforementioned was partially offset by:

>	Lower other operating revenues for Ch$ 17,286 million, mainly explained by: (i) less additional revenue for Ch$ 14,641 million related to improvements in the commercial terms of energy and fuel supplier contracts carried out during the Q2 2023; and (ii) lower revenue due to the reversal of excessive green tax provisions for Ch$ 3,779 million booked in 2023. These effects were partially offset by greater revenue from regasification services for Ch$ 2,798 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

▪	Operating costs as of June 30, 2024, reached Ch$ 1,036,863 million, which represents a Ch$ 275,633 million, or 21.0% reduction when compared to June 2023, mainly explained by:

>	Lower fuel consumption costs for Ch$ 134,447 million, explained by: (i) lower gas consumption costs for Ch$ 74,879 million primarily due to lower gas-fired electricity generation; (ii) lower cost of commodity hedges for Ch$ 51,337 million; and (iii) lower fuel-oil consumption costs for Ch$ 9,838 million also due to lower dispatch of thermal electricity generation.

>	Lower other variable procurement and services costs for Ch$ 83,082 million, mainly explained by: (i) lower gas commercialization cost of sales for Ch$ 60,131 million; and (ii) lower commodity hedging costs for Ch$ 28,677 million related to the lower volume of such transactions.

>	Lower energy purchases for Ch$ 67,867 million, primarily due to the lower average purchase price as a consequence of electricity system conditions during the period in spite of the total +629 GWh increase in physical energy purchases (+1,462 GWh more purchases from other power generators, partly offset by -833 GWh less purchases on the spot market).

The aforementioned was partially offset by:

>	Higher transportation expenses for Ch$ 9,762 million, mainly explained by higher regasification and gas transportation costs for Ch$ 22,838 million, partially offset by a Ch$ 13,076 million reduction in tolls primarily due to lower Tariff Revenue (“IT” in its Spanish acronym) mainly related to lower spot prices.

Operating costs for Q2 2024 reached Ch$ 573,761 million, which represents a Ch$ 79,633 million reduction when compared to Q2 2023. This variation is mainly due to the following:

>	Lower fuel consumption costs for Ch$ 96,814 million, mainly explained by: (i) a Ch$ 48,046 million decrease in the cost of commodity hedges; (ii) a decrease in gas consumption costs for Ch$ 43,063 million; and (iii) a decrease in fuel-oil consumption costs for Ch$ 5,705 million.

>	Lower energy purchases for Ch$ 22,875 million, mainly due to the lower average purchase price in spite of +606 GWh increase in physical energy purchases (+898 GWh more purchases from other power generators, partly offset by -292 GWh less on the spot market).

These effects were partially offset by:

>	Greater other variable procurement and services costs for Ch$ 21,420 million, mainly explained by greater gas cost of sales for Ch$ 28,559 million, partially offset by lower commodity hedging costs for Ch$ 6,433 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

>	Greater transportation costs for Ch$ 18,635 million, explained by: (i) higher regasification and gas transportation costs for Ch$ 10,170 million; and (ii) higher toll expenses for Ch$ 8,465 million.

▪	Personnel expenses (net of personnel expense capitalization) reached Ch$ 25,765 million as of June 30, 2024, which represents a Ch$ 966 million decrease when compared to June 2023, mainly explained by: (i) lower expenses of health and quality of life benefits, annual performance bonuses and other recurrent expenses for Ch$ 2,667 million; and (ii) lower salaries for Ch$ 473 million. These effects were offset by: (i) less capitalization of personnel expenses for Ch$ 1,667 million, primarily in Enel Generación Chile related to Los Cóndores power plant project; and (ii) greater 2024 employee collective bargaining agreement process bonuses for Ch$ 584 million, primarily in Enel Generación Chile.

During Q2 2024, personnel expenses (net of personnel expense capitalization) reached Ch$ 14,174 million, which represents a Ch$ 1,803 million increase when compared to Q2 2023, mainly explained by less capitalization of personnel expenses for Ch$ 2,959 million. This was partially compensated by: (i) lower employee collective bargaining agreement bonuses for Ch$ 556 million; (ii) lower performance bonuses and other recurrent expenses for Ch$ 404 million; and (iii) lower salaries for Ch$ 309 million.

▪	Other expenses as of June 30, 2024, amounted to Ch$ 74,029 million, which represents a Ch$ 7,490 million increase when compared to June 30, 2023, mainly explained by: (i) a Ch$ 4,834 million increase in insurance premium expenses; and (ii) greater maintenance and repair services for Ch$ 3,736 million due to the commissioning of new solar and wind projects.

During Q2 2024, other expenses amounted to Ch$ 39,256 million, a Ch$ 5,536 million increase when compared to the figure for Q2 2023, mainly explained by: (i) a Ch$ 2,926 million increase in insurance premium expenses; and (ii) greater professional services expenses for Ch$ 2,689 million.

Distribution & Networks business EBITDA

The EBITDA of our Distribution and Networks business segment reached Ch$ 53,340 million as of June 30, 2024, which represents a Ch$ 6,007 million, or 12.7% increase when compared to the first semester of 2023. During Q2 2024, EBITDA of this business increased Ch$ 6,167 million when compared to Q2 2023.

The main variables that explain this outcome are described below:

▪	Operating revenues amounted to Ch$ 830,309 million as of June 30, 2024, which represents a Ch$ 190,609 million increase when compared to the figure for the same 2023 period. This 29.8% increase is mainly explained by the following:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

>	Greater energy sales revenue amounting to Ch$ 196,879 million, explained by (i) a higher average sales price when expressed in Chilean pesos for Ch$ 100,620 million due to contract indexation clauses and the latest tariff decree; (ii) greater revenue for Ch$ 71,588 million due to tariff discount estimates booked during the first semester of 2023 related to provisions of Law No. 21,472 referred to as “final customer benefit”; and (iii) greater physical energy sales (+227 GWh) mainly in the commercial and industrial customer segments amounting to Ch$ 24,671 million.

These effects were partially offset by:

>	Lower revenue from other services amounting to Ch$ 6,188 million, due to lower revenue from the construction of customer power connections and public lighting for Ch$ 6,642 million, partially offset by greater revenue from customer connection services for Ch$ 454 million.

During Q2 2024, operating revenues amounted to Ch$ 453,930 million, which represents a Ch$ 143,397 million increase when compared to Q2 2023, mainly explained by the following:

>	Greater energy sales revenue amounting to Ch$ 146,052 million, mainly due to : (i) a higher average sales price when expressed in Chilean pesos for Ch$ 82,194 million; (ii) greater revenue for Ch$ 42,174 million due to tariff discount estimates booked during the first semester of 2023 related to provisions of Law No. 21,472 referred to as “final customer benefit”; and (iii) higher physical energy sales (+186 GWh) mainly in the commercial and industrial customer segments for Ch$ 21,674 million.

These effects were partially offset by:

>	Lower revenue from other services amounting to Ch$ 2,802 million, primarily due to lower revenue from the construction of customer power connections and public lighting for Ch$ 3,200 million partially compensated by greater revenue from customer connection services for Ch$ 398 million.

▪	Operating costs reached Ch$ 722,890 million as of June 2024, which represents a Ch$ 178,767 million or 32.9% increase when compared to June 2023, explained by:

>	Greater energy purchase costs for Ch$ 178,777 million, mainly due to: (i) a higher average purchase price when expressed in Chilean pesos for Ch$ 80,568 million; (ii) greater cost for Ch$ 71,588 million due to tariff discount estimates booked during the first semester of 2023 related to provisions of Law No. 21,472 referred to as “final customer benefit”; and (iii) higher physical energy purchases (+319 GWh) for Ch$ 26,621 million this period.

During Q2 2024, operating costs reached Ch$ 391,869 million, which represents a Ch$ 134,178 million increase when compared to Q2 2023, mainly explained by:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

>	Greater energy purchase costs for Ch$ 133,032 million, mainly due to: (i) a higher average purchase price when expressed in Chilean pesos for Ch$ 72,426 million; (ii) a Ch$ 42,174 million cost increase due to tariff discount estimates booked during the first semester of 2023 related to provisions of Law No. 21,472 referred to as “final customer benefit”; and (iii) higher physical energy purchases (+271 GWh) for Ch$ 18,432 million this period.

▪	Personnel expenses (excluding capitalized personnel costs) amounted to Ch$ 15,413 million as of June 30, 2024, which represents a Ch$ 1,498 million increase when compared to June 2023, mainly due to collective bargaining bonuses for Ch$ 4,921 million. This was partially offset by: (i) greater capitalization of personnel expenses related to investment projects for Ch$ 2,656 million; and (ii) lower expenses related to health and quality of life benefits, annual performance bonuses and other recurrent expenses for Ch$ 819 million.

During Q2 2024, personnel expenses (excluding capitalized personnel costs) amounted to Ch$ 6,136 million, equivalent to a Ch$ 683 million decrease, mainly explained by lower annual performance bonuses and other recurrent expenses.

▪	Other expenses amounted to Ch$ 38,665 million as of June 30, 2024, which represents a Ch$ 4,336 million increase when compared to the same period of 2023, mainly explained by lower maintenance and repair costs.

During Q2 2024, other expenses amounted to Ch$ 22,069 million, a Ch$ 3,735 million increase when compared to the figure for Q2 2023, also mainly due to higher maintenance and repair costs.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table summarizes the Enel Chile Group quarterly and accumulated EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of June 30, 2024, compared to June 30, 2023.

	Cumulative Figures (Figures in million Ch$)
	Jun-24			Jun-23
EBITDA & EBIT BY BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	537,644	(116,957)	420,686	300,494	(90,962)	209,533
Distribution & Networks business	53,340	(37,194)	16,146	47,333	(32,269)	15,064
Less: consolidation adjustments and other activities	(29,241)	(1,936)	(31,177)	(25,448)	(483)	(25,931)

TOTAL ENEL CHILE CONSOLIDATED	561,743	(156,088)	405,655	322,379	(123,714)	198,665

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

	Quarterly Figures (Figures in million Ch$)
	Q2 2024			Q2 2023
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	263,365	(60,496)	202,869	28,061	(47,021)	(18,960)
Distribution & Networks business	33,856	(19,842)	14,014	27,689	(14,557)	13,132
Less: consolidation adjustments and other activities	(13,506)	(838)	(14,344)	(11,617)	479	(11,138)

TOTAL ENEL CHILE CONSOLIDATED	283,716	(81,176)	202,540	44,134	(61,100)	(16,966)

Depreciation, amortization, and impairment costs amounted to Ch$ 156,088 million for the period ended June 30, 2024, which represents a Ch$ 32,374 million increase when compared to the same period of last year. This variation is mainly explained by:

>	Greater depreciation and amortization for Ch$ 29,623 million, mainly due to: (i) a greater expense in the Generation business for Ch$ 26,297 million mostly explained by higher expenses in EGP Chile for Ch$ 34,658 million related to the commissioning of new solar and wind fired generation units and the effect of an exchange rate increase, partially offset by a lower expense for Ch$ 9,375 million due to the change in Enel Chile’s consolidation perimeter resulting from the sale of Arcadia Generación Solar S.A. in October 2023; (ii) greater expenses in the Distribution and Networks business for Ch$ 1,561 million due to the commissioning of projects that were previously in the development stage; and (iii) greater expenses in parent company Enel Chile for Ch$ 1,359 million due to depreciation of right of use assets related to the lease of the Group’s new corporate building located at the Tobalaba Urban Market (“MUT” in its Spanish acronym).

>	Greater accounts receivables impairment losses for Ch$ 2,751 million, primarily in the Distribution and Networks business segment for Ch$ 3,364 million due to the lower credit rating of residential customers.

During Q2 2024, depreciation, amortization, and impairment costs amounted to Ch$ 81,176 million, which represents a Ch$ 20,076 million increase when compared to Q2 2023. This is mainly explained by: (i) higher depreciation and amortization for Ch$ 14,183 million, primarily in the Generation business segment, due to the commissioning of new power plants; and (ii) greater impairment of accounts receivables for Ch$ 5,893 million, primarily in the Distribution and Networks business segment.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

NON-OPERATING INCOME

The following chart presents Enel Chile’s quarterly and cumulative consolidated non-operating income as of June 30, 2024, and 2023:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Jun-24	Jun-23	Change	% Change	Q2 2024	Q2 2023	Change	% Change

Financial income	52,811	37,479	15,333	40.9%	19,617	18,141	1,476	8.1%
Financial expenses	(119,716)	(86,687)	(33,029)	38.1%	(54,633)	(53,960)	(673)	1.3%
Foreign currency exchange differences, net	(1,575)	(6,554)	4,979	(76.0%)	(20,829)	(992)	(19,837)	n/a
Gain (Loss) for indexed assets and liabilities	19,901	7,910	11,991	151.6%	4,173	5,860	(1,687)	(28.8%)
FINANCIAL RESULT	(48,579)	(47,852)	(727)	1.5%	(51,672)	(30,951)	(20,720)	67.0%

Net Income from other investments	(331)	1,890	(2,221)	(117.5%)	(331)	-	(331)	n/a
Net Income from Sale of Assets	-	586	(586)	(100.0%)	-	(447)	447	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	2,507	5,046	(2,540)	(50.3%)	1,945	5,578	(3,633)	(65.1%)
OTHER NON-OPERATING RESULTS	2,175	7,523	(5,347)	(71.1%)	1,614	5,131	(3,517)	(68.6%)

NET INCOME BEFORE TAXES	359,251	158,336	200,915	126.9%	152,482	(42,786)	195,268	n/a
Income Tax	(84,623)	(31,384)	(53,239)	169.6%	(38,892)	15,950	(54,841)	n/a

NET INCOME OF THE PERIOD	274,628	126,952	147,676	116.3%	113,590	(26,837)	140,427	n/a
Attributable to Shareholders of the parent company	250,824	113,743	137,082	120.5%	102,258	(26,726)	128,983	n/a
Attributable to Non-controlling interest	23,804	13,210	10,594	80.2%	11,332	(111)	11,443	n/a

Financial Result

The consolidated financial result of Enel Chile as of June 30, 2024, amounted to a Ch$ 48,579 million loss, which represents a Ch$ 727 million negative variation when compared to the Ch$ 47,852 million loss booked during the same period of 2023. During Q2 2024, consolidated financial result amounted to a Ch$ 51,672 million loss, 67.0% higher than the loss booked for Q2 2023.

The most relevant variables that explain this result are described the below:

Financial income increased Ch$ 15,333 million, mainly explained by: (i) greater interest income for Ch$ 19,702 million on Power Distribution company accounts receivables related to billings that have been pending the issuance of the corresponding tariff decrees; and (ii) greater financial income on customer receivables for Ch$ 2,061 million. These effects were partially offset by lower income on short-term fixed income investments amounting to Ch$ 8,412 million.

During Q2 2024, financial income increased Ch$ 1,476 million when compared to the same quarter of 2023, mainly explained by greater interest income for Ch$ 5,375 million on Power Distribution company accounts receivables related to billings that have been pending due to the postponement of the issuance of the corresponding tariff decrees. This were partially compensated by lower income on short-term fixed income investments amounting to Ch$ 3,337 million.

Financial expenses increased Ch$ 33,029 million, primarily explained by: (i) higher interest expenses on bonds and bank loans amounting to Ch$ 13,857 million; (ii) greater financial expenses as a consequence of improvements to the supplier payment schedule for Ch$ 7,697 million; (iii) higher financial expenses for Ch$ 9,858 million, related to losses on sales of financial accounts receivables, specifically assets arising from financial leasing contracts entered into by the Company, related to electric mobility projects; and (iv) higher financial expenses with related parties for Ch$ 8,315 million related to greater debt with Enel Finance International (EFI); and (v) a Ch$ 2,725 million increase in bank fees and commissions. These effects were partially offset by a Ch$ 9,001 million reduction in financial expenses related to the Ch$ 7,657 million reduction in accounts receivable factoring transactions, which mainly respond to the issuance of Tariff Stabilization Law No. 21,185.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

During Q2 2024, financial expenses increased Ch$ 673 million when compared to Q2 2023, explained by: (i) higher financial expenses with related parties for Ch$ 5,677 million resulting from a higher amount of debt with Enel Finance International (EFI); (ii) higher financial expenses as a consequence of improvements to the supplier payment schedule for Ch$ 3,321 million; (iii) higher bank fees and commissions for Ch$ 2,562 million; and (iv) higher interest expenses on bonds and bank loans amounting to Ch$ 2,438 million. These effects were partially offset by: (i) a Ch$ 8,492 million reduction in financial expenses related to the Ch$ 7,657 million reduction in accounts receivable factoring transactions, which mainly respond to the issuance of Tariff Stabilization Law No. 21,185; and (ii) lower financial expenses dure to an increase in interest capitalization for Ch$ 4,563 million.

Income related to indexation increased Ch$ 11,991 million, mainly explained by: (i) greater income from indexation of trade accounts receivable for Ch$ 10,808 million primarily, which includes the Ch$ 11,092 million positive effect related to billings to Power Distribution pending the issuance of the respective tariff decrees that have been postponed; (ii) greater positive effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 4,697 million; and (iii) greater income from trade accounts payable indexation for Ch$ 1,259 million. These effects were partially offset by lower income from the indexation of recoverable taxes for Ch$ 4,548 million.

During Q2 2024, income related to indexation decreased Ch$ 1,687 million when compared to Q2 2023, mainly due to: (i) lower income from indexation of recoverable taxes for Ch$ 5,764 million; and (ii) higher negative effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 1,675 million. These effects were partially offset by: (i) greater income from indexation of trade accounts receivable for Ch$ 4,892 million; and (ii) higher income from the other non-financial asset indexation for Ch$ 801 million.

Net loss from exchange rate differences decreased Ch$ 4,979 million, mainly explained by: (i) greater positive exchange rate differences on related party trade accounts receivables for Ch$ 289,852 million mainly related to EGP Chile accounts receivables; (ii) higher positive exchange rate differences on trade accounts receivable for Ch$ 203,112 million, of which Ch$ 133,344 million are related to the tariff stabilization mechanisms established by Law No. 21,185, Law No. 21,472, and Law No. 21,6673 that dollarized pending billings to regulated customers; and (iii) greater positive exchange rate differences on other financial and non-financial assets for Ch$ 17,274 million.

3For further detail see the Regulatory Changes section of this document and Note 9.a.1) of Enel Chile Consolidated Financial Statements as of June 30, 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

The aforementioned was partially offset by: (i) greater negative exchange rate differences on trade accounts payable to related parties for Ch$ 214,859 million related to EFI loans; (ii) higher negative exchange rate differences on trade accounts payable for Ch$ 147,956 million, of which Ch$ 40,696 million are related to tariff stabilization mechanisms established by Law No. 21,185, Law No. 21,472, and Law No. 21,667; (iii) greater negative exchange rate differences on financial debt and derivative instruments for Ch$ 139,433 million; and (iv) lower positive exchange rate differences on cash and cash equivalents for Ch$ 3,686 million.

During Q2 2024, net loss from exchange rate differences increased Ch$ 19,837 million when compared to Q2 2023, mainly explained by: (i) higher negative exchange rate differences on trade accounts receivable from related parties for Ch$ 87,659 million related to accounts receivables from EGP Chile; (ii) greater negative exchange rate differences on trade account payable for Ch$ 48,390 million that includes the Ch$ 9,654 million positive effect related to Tariff Stabilization mechanisms established by Laws No. 21,185, No. 21,472 and No. 21,667; and (iii) higher negative exchange rate differences on cash and cash equivalents for Ch$ 11,607 million.

The aforementioned was partially offset by: (i) greater positive exchange rate differences on financial debt and derivative instruments for Ch$ 65,918 million; (ii) higher positive exchange rate differences on trade accounts receivable for Ch$ 38,355 million that includes the Ch$ 38,596 million negative effect related to the tariff stabilization mechanisms established by Law No. 21,185, Law No. 21,472, and Law No. 21,667; (iii) greater positive exchange rate differences on trade accounts payable to related parties for Ch$ 18,692 million related to EFI loans; and (iv) higher positive exchange rate differences on other non-financial liabilities for Ch$ 6,259 million.

Other non-operating results

Net income from companies accounted for using the equity method decreased Ch$ 2,540 million as of June 30, 2024, when compared to the figure for the same period of last year, mainly due to: (i) a Ch$ 1,724 million reduction in income from GNL Chile S.A.; (ii) a Ch$ 335 million greater loss from ENEL X Way SpA; and (iii) a Ch$ 314 million higher loss from HIF H2 SpA.

During Q2 2024, Net income from companies accounted for using the equity method decreased Ch$ 3,633 million when compared to Q2 2023 mainly due to: (i) a Ch$ 3,240 million reduction in income from GNL Chile S.A.; and (ii) a Ch$ 347 million higher loss from ENEL X Way SpA.

Corporate Income Taxes

Corporate income tax reached a Ch$ 84,623 million loss as of June 30, 2024, a Ch$ 53,239 million higher expense when compared to the same period of 2023, primarily explained by: (i) a Ch$ 49,380 million greater tax expense due to the Company’s higher profit; (ii) a Ch$ 6,982 million higher tax expense related to price-level restatement; and (iii) a Ch$ 1,324 million higher tax expense due to higher SEC (Superintendence of Electricity and Fuel in its Spanish acronym) fines. These effects were partially offset by a Ch$ 5,292 million lower tax expense related to booking Arcadia Generación Solar S.A. as an asset available for sale in 2023.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

During Q2 2024, corporate income tax reached a Ch$ 38,892 million loss, equivalent to a Ch$ 54,841 million higher expense when compared to Q2 2023. This is primarily explained by: (i) a Ch$ 52,722 million higher tax expense due to the Company’s higher profit; and (ii) a Ch$ 4,674 million higher tax expense related to price-level restatement. These effects were partly compensated by a Ch$ 5,292 million lower tax expense related to booking Arcadia Generación Solar S.A. as an asset available for sale in 2023.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

2.	BALANCE SHEET ANALYSIS

Total assets of the Company as of June 30, 2024, increased Ch$ 866,318 million, when compared to total assets as of December 31, 2023.

ASSETS (Figures in million Ch$)	Jun-24	Dec-23	Change	% Change

Current Assets	2,418,902	2,370,971	47,931	2.0%
Non Current Assets	10,281,137	9,462,750	818,387	8.7%

Total Assets	12,700,039	11,833,721	866,318	7.3%

Current Assets increased Ch$ 47,931 million as of June 30, 2024. Changes in the main categories are presented below:

•	Trade accounts receivable and other current accounts receivable increased Ch$ 326,745 million, mainly due to greater trade accounts receivable for Ch$ 337,360 million. This is explained by the following main factors: (a) a Ch$ 385,411 million increase during the period resulting from the application of the Laws that establish the tariff stabilization mechanisms for regulated customers; (b) a Ch$ 18,096 million increase related to pending resettlements of billings to electricity Distribution companies awaiting the issuance of the corresponding tariff decrees, partially offset by (c) a Ch$ 64,638 million reduction due to accounts receivable factoring related to Law No. 21,472. These effects were partially offset by: (i) lower accounts receivable for advance payments to suppliers for Ch$ 5,729 million; and (ii) lower financial leasing receivables for Ch$ 4,286 million.

The aforementioned was partially compensated by:

•	Lower Cash and cash equivalents for Ch$ 274,804 million, mainly explained by the following cash disbursements: (i) supplier payments for Ch$ 2,135,235 million; (ii) purchase of property, plants and equipment for Ch$ 418,100 million; (iii) payment of bonds and bank loans for Ch$ 548,044 million; (iv) dividend payments for Ch$ 340,046 million; (v) income tax payments for Ch$ 128,967 million; (vi) employee-related payments for Ch$ 80,553 million; (vii) interest payments for Ch$ 91,062 million; and (viii) other operational cash disbursements for Ch$ 80,791 million, mainly value added tax and other tax payments. These effects were partially offset by the following cash inflows: (i) customer collections for Ch$ 2,698,201 million, which includes a Ch$ 1,139,137 million cash inflow from the sale and assignment of collection rights of trade accounts receivable in the Generation and the Distribution and Networks Segments; (ii) loans granted by EFI to Enel Chile for Ch$ 542,608 million; and (iii) bank loans for Ch$ 309,627 million.

Non-Current Assets increased Ch$ 818,387 million when compared to the balance as of December 31, 2023. The variations in the main categories are presented below:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

•	Property, plant, and equipment increased by Ch$ 381,715 million, mainly due to (i) a Ch$ 259,913 million increase in exchange differences of EGP Chile Group; (ii) a Ch$ 127,855 million increase in power generation plants and equipment; (iii) a Ch$ 65,021 million increase in projects under construction, mainly in the Generation business segment; (iv) a Ch$ 37,167 million increase in buildings and land; and (v) a Ch$ 10,692 million increase in electricity network infrastructure. These effects were partially offset by Ch$ 124,458 million in depreciation this period.

•	Trade accounts receivable and other non-current accounts receivable increased Ch$ 322,246 million, mainly explained by higher trade accounts receivable for Ch$ 379,652 million, mainly resulting from the application of the Laws that establish the tariff stabilization mechanisms for regulated customers. The above, partially offset by lower financial leasing receivables for Ch$ 59,048 million, mainly due to lower financial leasing of electric buses belonging to Enel X Chile.

•	A Ch$ 63,550 million increase in intangible assets other than goodwill mainly explained by: (i) a Ch$ 53,863 million increase in softwares, primarily in the Generation business segment; (ii) a Ch$ 6,684 million increase related to exchange differences at EGP Chile that uses the US Dollar as its functional currency; and (iii) a Ch$ 3,691 million increase due to easements and water rights.

•	A Ch$ 31,476 million increase in Right of use assets mainly related to new lease contracts of land for new renewable energy projects being developed by Group EGP Chile.

•	A Ch$ 17,851 million increase in deferred tax assets mainly explained by greater tax losses for Ch$ 18,334 million primarily at parent company Enel Chile.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

The Company’s Total Liabilities as of June 30, 2024, including Equity, reached Ch$ 12,700,039 million, which represents a 7.3% increase when compared to total liabilities as of December 31, 2023.

LIABILITIES AND EQUITY (Figures in million Ch$)	Jun-24	Dec-23	Change	% Change

Current Liabilities	2,088,962	2,793,918	(704,956)	(25.2%)
Non Current Liabilities	5,676,827	4,278,917	1,397,910	32.7%
Total Equity	4,934,250	4,760,886	173,364	3.6%
Attributable to the Shareholders of parent company	4,599,332	4,446,080	153,252	3.5%
Attributable to Non-controlling interest	334,918	314,806	20,112	6.4%

Total Liabilities and Equity	12,700,039	11,833,721	866,318	7.3%

Current liabilities decreased Ch$ 704,956 million as of June 30, 2024. Changes in the main categories are explained below:

•	Other current financial liabilities decreased Ch$ 455,259 million, mainly explained by: (i) a Ch$ 471,076 million decrease in bank loans and bonds, primarily related to (a) Enel Generación Chile Ch$ 406,759 million amortization of bonds (US$ 400 million in Yankee bonds and US$ 21 million in H and M bonds) and (b) Enel Chile’s Ch$ 141,285 million bank loan repayment (US$ 100 million to BBVA/Mizuho and US$ 50 million to Santander Bank), partly compensated by (c) a Ch$ 44,815 million increase in debt due to exchange rate differences, (d) transferring the Ch$ 20,923 million current portion of debt from the long-term to the short-term category, and (e) and an increase in interest accruals, net of interest payments, for Ch$ 10,116 million. These effects were partially offset by a Ch$ 15,769 million increase in hedging derivative.

•	Trade and other current accounts payable decreased Ch$ 113,468 million, mainly explained by lower accounts payable for: (i) assets purchases for Ch$ 187,656 million; (ii) dividends for Ch$ 79,449 million; (iii) fuel purchases for Ch$ 64,097 million; (iv) purchase of goods and services for Ch$ 41,456 million; and (v) accounts payable to personnel for Ch$ 14,578 million. All of the above, partially offset by higher accounts payable for energy purchases amounting to Ch$ 278,815 million.

•	Current related party accounts payable decreased Ch$ 85,816 million, primarily due to lower accounts payable to: (i) Enel SpA for Ch$ 122,246 million, mainly dividends; (ii) Enel Global Trading SpA for Ch$ 21,711 million, mainly related to commodity hedges, and technical services; and (iii) Enel Grids S.r.L. for Ch$ 9,028 million related to technical and IT services. The above, partly offset by greater accounts payable to: (i) GNL Chile for Ch$ 49,346 million for gas purchases; (ii) Enel Finance International NV (EFI) for Ch$ 13,941 million mainly as a consequence of transferring the Ch$ 86,892 million current portion of debt from the long-term to the short-term category partially compensated by the payment of the first installment of the loan granted to Enel Chile for Ch$ 76,063 million (US$ 81 million approx..); and (iii) Enel Green Power SpA for Ch$ 5,035 million related to technical and engineering services.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

•	Current tax liabilities decreased Ch$ 58,180 million explained by lower income tax for the period, Ch$ 30,435 million from parent company Enel Chile and Ch$ 25,294 million from Enel Generación Chile.

Non-Current Liabilities increased Ch$ 1,397,910 million as of June 30, 2024, mainly explained by the following:

•	Non-current trade accounts payable to related parties increased Ch$ 608,065 million due to higher accounts payable to EFI mainly due to: (i) disbursements of various committed credit lines for a total Ch$ 618,671 million; and (ii) an increase in debt due to exchange rate differences for Ch$ 76,075 million. These effects were partly offset by a reduction in debt due to transferring the Ch$ 86,892 million current portion of the debt from the long-term to the short-term category.

•	Other non-current financial liabilities increased Ch$ 421,269 million, explained by: (i) a Ch$ 417,997 million increase in the balance of bonds and bank loans primarily related to (a) new loans granted by Citibank (US$ 286 million) and SMBC (US$ 50 million) to Enel Chile amounting to a total Ch$ 309,627 million, (b) a Ch$ 141,890 million increase in debt due to exchange rate differences, partly offset by (c) a Ch$ 20,923 million reduction for transferring the current portion of the debt from the long-term to the short-term category, and (d) a Ch$ 12,596 million reduction due to other changes; and (ii) a Ch$ 3,272 million increase in hedging derivative liabilities.

•	Other non-current accounts payable increased Ch$ 332,422 million, mainly explained by higher accounts payable for energy purchases for Ch$ 332,376 million, mainly resulting from the application of the Laws that establish the tariff stabilization mechanisms for regulated customers.

•	Non-current leasing liabilities increased Ch$ 36,772 million, mainly related to new leases for land to develop Group EGP Chile renewable energy projects.

Total Equity amounted to Ch$ 4,934,250 million as of June 30, 2024, representing a Ch$ 173,364 million increase when compared to the figure as of December 31, 2023, and is mainly explained by the following:

•	Equity attributable to shareholders of Enel Chile amounted to Ch$ 4,599,332 million, comprised of the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 3,041,984 million, and Other reserves for negative Ch$ 2,324,756 million.

>	Retained earnings increased Ch$ 124,133 million, explained by the period’s Ch$ 250,824 million net income, partially offset by Ch$ 126,691 million in dividend payments.

>	Other reserves increased Ch$ 29,119 million, mainly explained by: (i) greater exchange reserves for Ch$ 72,506 million; and (ii) greater other reserves for Ch$ 2,293 million. The above partially compensated by lower cash flow reserves for Ch$ 45,681 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

•	Equity attributable to non-controlling shareholdings amounted to Ch$ 334,918 million, a Ch$ 20,112 million increase when compared to the balance as of December 31, 2023, mainly explained by net income of the period for Ch$ 23,804 million in addition to greater Other comprehensive income for Ch$ 9,944 million, partly offset by dividend payments for Ch$ 13,795 million.

Performance of main financial ratios

RATIO		UNIT	Jun-24	Dec-23	Jun-23	Change	% Change

Liquidity	Liquidity (1)	Times	1.16	0.85	-	0.31	36.5%
	Acid-test (2)	Times	1.11	0.82	-	0.30	36.7%
	Working capital	MMCh$	329,940	(422,947)	-	752,887	(178.0%)
Leverage	Leverage (3)	Times	1.57	1.49	-	0.09	5.9%
	Short-term debt (4)%		26.9%	39.5%	-	(12.6%)	(31.9%)
	Long-term debt (5)%		73.1%	60.5%	-	12.6%	20.8%
	Financial expenses coverage (6)	Times	5.54	-	3.78	1.76	46.7%
Profitability	Op. income / Op. Revenues	%	17.5%	-	9.3%	8.3%	89.1%
	ROE (7)%		17.5%	-	36.2%	(18.7%)	(51.6%)
	ROA (8)%		6.8%	-	12.3%	(5.5%)	(44.5%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of June 30, 2024, reached 1.16 times, a 36.5% positive variation when compared to the figure as of December 31, 2023. This variation is mainly explained by the reduction of current financial liabilities primarily related to the amortization of Enel Generación Chile bonds and Enel Chile bank debt, in addition to an increase in trade accounts receivable.

>	Working capital, as of June 30, 2024, amounted to Ch$ 329,940 million, which is a Ch$ 752,887 million positive variation when compared to the negative working capital figure as of December 31, 2023, mainly explained by the effects described above.

>	The debt ratio (leverage) was 1.57 times, which is the level of commitment of Enel Chile’s equity during the first half of 2024 compared to 1.49 times as of December 30, 2023. This result is mainly explained by the increase in Enel Chile’s debt with EFI due to the disbursements of various committed credit lines during the period.

>	The financial expenses coverage ratio for the period ended June 30, 2024, was 5.54 times, which is the ability to cover all financial expenses with EBITDA. The 46.7% increase in this index when compared to June 2023 is due to the higher EBITDA of this period primarily due to greater operating revenue in the Distribution and Networks business segment and lower operating costs in the Generation business segment.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

>	The profitability index as of June 30, 2024, was 17.5% compared to 9.3% for the respective period of 2023. The 8.3 percentage points improvement is mainly due to lower operating costs in the Generation business segment.

>	Return on equity was 17.5% as of June 30, 2024, equivalent to an 18.7 percentage points reduction when compared to 36.2% return on equity for the same period of 2023. When excluding the extraordinary effects of the comparable moving periods, mainly related to the decarbonization process and the sale of Enel Transmisión Chile and Arcadia Generación Solar, return on equity would have decreased 4.7 percentage points (14.0% as of June 30, 2024, versus 18.7% as of June 30, 2023).

>	Return on assets was 6.8% as of June 30, 2024, which represents a 5.5 percentage points decrease when compared to 12.3% for the same period of 2023. When excluding the extraordinary effects of the comparable moving periods, primarily related to the decarbonization period and the sale of Enel Transmisión Chile and Arcadia Generación Solar, return on assets would have decreased 1.1 percentage points (5.6% as of June 30, 2024, versus 6.7% as of June 30, 2023).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

3.	MAIN CASH FLOWS

Net cash flow of Enel Chile Group reached negative Ch$ 289,390 million as of June 30, 2024, a Ch$ 160,817 million decrease in cash outflows when compared to the same period of 2023. The main factors that explain this lower negative net cash flow are presented below:

NET CASH FLOW (Figures in million Ch$)	Jun-24	Jun-23	Change	% Change

From Operating Activities	288,435	(44,345)	332,780	n/a
From Investing Activities	(425,958)	(383,059)	(42,899)	11.2%
From Financing Activities	(151,867)	(22,803)	(129,064)	n/a

Total Net Cash Flow	(289,390)	(450,207)	160,817	(35.7%)

Net cash flow from operating activities reached Ch$ 288,435 million for the period ended June 30, 2024. It includes the following main cash inflows: (i) collections from sales of goods and services amounting to Ch$ 2,698,201 million; and (ii) collections from leasing company assets and then selling such assets for Ch$ 17,164 million. These cash flows were partially offset by the following cash outflows: (i) supplier payments for Ch$ 2,135,235 million; (ii) income tax payments for Ch$ 128,967 million; (iii) employee payments for Ch$ 80,553 million; and (iv) other operational cash disbursements for Ch$ 80,791 million, mainly value added tax payments and other taxes.

The Ch$ 332,780 million increase in operating cash inflows when compared to the same period of 2023 is mainly due to lower supplier payments for Ch$ 366,361 million and lower income tax payments for Ch$ 122,843 million. The above was partially compensated by lower cash received from the sale of goods and services for Ch$ 170,346 million.

Net cash flow from investing activities amounted to negative Ch$ 425,958 million for the period ended June 30, 2024. These cash flows are mainly comprised of: (i) Ch$ 418,100 million to purchase property, plant, and equipment; and (ii) Ch$ 20,844 million to purchase intangible assets. These cash flows were partially offset by interest payments received amounting to Ch$ 12,556 million.

The Ch$ 42,899 million negative variation in the Company’s investment cash flow when compared to June 2023, is mainly explained by lower cash flow from the sale of property, plant, and equipment for Ch$ 28,661 million received during the first semester of 2023 due to the sale of the Santa Rosa Complex (former corporate headquarters of the Group) in addition to greater cash outflows to purchase property, plant, and equipment for Ch$ 25,366 million.

Net cash flow from financing activities amounted to negative Ch$ 151,867 million for the period ended June 30, 2024. These cash flows are mainly comprised of the following cash outflows: (i) Enel Generación Chile bond payments for Ch$ 406,759 million; (ii) dividend payments for Ch$ 340,046 million; (iii) bank loan payments to BBVA and Mizuho (US$ 100 million) and Santander Bank (US$ 50 million) for a total Ch$ 141,285 million; (iv) interest payments for Ch$ 91,062 million; and (v) leasing liability payments and other cash outflows for Ch$ 24,950 million. These cash outflows were partially compensated by the following cash inflows: (i) net cash received by Enel Chile from financing provided by EFI for Ch$ 542,608 million; and (ii) new loans for Ch$ 309,627 million granted by Citibank (US$ 286 million) and SMBC (US$ 50 million) to Enel Chile.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

The Ch$ 129,064 million negative variation in the Company’s financial cash flow when compared to the figure as of June 30, 2023, is mainly explained by greater repayments of bonds and bank loans for Ch$ 527,665 million, partially compensated by greater cash received from loans granted by EFI to Enel Chile for Ch$ 350,492 million.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and respective Depreciation for the six-month periods ended June 30, 2024, and 2023.

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
ENEL CHILE	Payments for Additions of Fixed Assets		Depreciation
	Jun-24	Jun-23	Jun-24	Jun-23

Generation business	376,284	177,689	116,964	39,276
Distribution & Networks business	34,935	16,997	25,281	11,720
Other business activities	6,881	2,984	3,051	4,759

Total Consolidated ENEL CHILE Group	418,100	197,670	145,297	55,755

The most relevant cash outflows originate in the Generation business segment and are related to the construction of new renewable generation projects that amount to Ch$ 376,284 million as of June 30, 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within the Company, which is reviewed and approved each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 37 risk sub-categories to identify, analyze, assess, treat, monitor and communicate its risks.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

ENEL CHILE INTEREST RATE (%)	June 30, 2024	December 31, 2023

Fixed Interest Rate	76%	88%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

As is public knowledge, the U.S. dollar LIBOR rate (Libor) was discontinued on June 30, 2023, and was replaced by the SOFR reference rate. Enel Chile Group successfully completed the transition from Libor to SOFR of 100% of its financial contracts and derivatives in June 2023, in line with market standards.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.
>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.
>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the second quarter of 2024, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.
>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of June 30, 2024, we hold active hedges to be settled in Brent with a total of 173 kbbl related to purchases and without exposure in sales contracts. Regarding gas, at the same date, our hedges to be settled include 2.4 TBtu in purchases and 1.9 TBtu in sales, both related to Henry Hub Future, while there are no outstanding obligations in Henry Hub Swap. Regarding coal, we have 25 kTon in active hedges, all in sales contracts to be settled. At the end of the first quarter of 2024, our Brent hedges settled 224 kbbl in purchases, with no sales exposure. Regarding gas, we have no active hedges outstanding on Henry Hub Swap or Henry Hub Future as of March 31, 2024. Regarding coal, obligations amounted to 33 kTon, all linked to sales contracts to be settled as of March 31, 2024.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the second quarter of 2024 due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

As of June 30, 2024, the liquidity of Enel Chile Group was Ch$ 288,488 million in cash and cash equivalents and Ch$ 708,255 million in in long-term committed credit lines. As of December 31, 2023, the liquidity of Enel Chile Group was Ch$ 563,291 million in cash and cash equivalents and Ch$ 473,645 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. Additionally, there are portfolio monitoring and control measures for all the Company's segments: Corporate, Public Administration and Residential, with exclusive commercial executives available to attend to Corporate and Public Administration customers, in order to mitigate any activity that may put the customer's non-payment at risk.

Financial assets

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt, excluding the one designated as a hedging instrument.
>	Derivatives for debt hedging.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio including:

>	Exchange rates of the different currencies involved in the calculation, with respect to the Chilean peso.
>	Interest rate of financial expenses.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 419,481 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

In connection with the credit line under New York State law, subscribed in October 2021 and maturing in October 2025, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in default also exceeds the equivalent of US$150 million. In addition, this credit line contains provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$ 300 million, among others, could lead to the acceleration of these debts.

In connection with the bank loan under Chilean law, signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$ 300 million, among others, could result in the declaration of acceleration of the loan.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

In connection with the bank loan under Italian law, signed in August 2022 and maturing in December 2038, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration thereof.

In connection with the bank loan under English law, signed in May 2024 and maturing in December 2037, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose aggregate outstanding principal amount exceeds the equivalent of US$150 million and whose amount in arrears also exceeds the equivalent of US$150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA, or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration of this loan.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2024

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of June 30, 2024.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of June 30, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
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Title: Chief Executive Officer

Date: July 25, 2024